Atento appoints Álvaro Badiola Guerra as Group CFO

•	His appointment as Chief Financial Officer will drive forward the company's financial strategy following its financial restructuring

São Paulo, October 26, 2023 – Atento S.A. ("Atento" or the "Company"), one of the world's largest providers of customer relationship management and business process outsourcing (CRM/BPO) services and an industry leader in Latin America, has announced the appointment of Álvaro Badiola Guerra as its new Chief Financial Officer (CFO), effective October 30, 2023. In his capacity as a member of the Company’s Executive Committee, Badiola will help further develop the company's financial strategy and enhance its market value.

During his 30-year career, Badiola has held key finance roles, contributing to the success of companies such as BBVA, Telefónica, CEPSA, and Haya Real Estate. He has consistently achieved remarkable results, driving the transformation and enhancing the competitiveness of these companies. Badiola has also served as a board member for prominent organizations such as OCASO, CEPSA, and Medgaz. His experience in the Latin American market, where he has held various management positions with companies such as Telefónica, span the regions of Peru and Brazil.

With this new appointment, Badiola will focus on strengthening the company's financial strategy, as well as implementing the post-restructuring business plan, for which it has secured commitment for 100% of its exit financing in early October, thereby guaranteeing additional liquidity for Atento to make future investments in the business.

Sergio Passos, who has served as CFO since June 2022, played a pivotal role in the company's financial transformation and in the debt restructuring negotiations and implementation. He will continue to work at Atento for a period of transition and support.

"I would like to extend my deepest gratitude to Sergio Passos for his unwavering dedication and service to Atento during his time with the company. He has been an invaluable team member and colleague, during this crucial period of change during which he has contributed significantly to our success. At the same time, I have every confidence that Álvaro Badiola will usher in a new era of strengthening the business, increasing investments and driving positive results for the company.", said Dimitrius Oliveira, CEO of Atento.

About Atento

Atento is the largest provider of customer relationship management and business process outsourcing ("CRM BPO") services in Latin America and one of the leading providers worldwide. Atento is also one of the leading providers of nearshoring CRM BPO services for companies operating in the United States. Since 1999, the Company has developed its business model in 17 countries, employing approximately 120,000 people. Atento has more than 400 clients, offering a wide range of CRM BPO services through multiple channels. Atento's clients are mostly leading multinational companies in telecommunications, banking and financial services, healthcare, retail, and public administration sectors. In recent years the company has been recognized for its excellence by several industry analysts across different regions, including Everest (named as a “star performer” in 2021), Gartner (recognized as leader for Customer Service BPO in Magic Quadrant since 2021), Frost & Sullivan (named as a leader in CX Outsourcing in Latin America for 2022), or Forbes (selected as one of the top 100 best companies to work in 2023 in Spain). For more information visit www.atento.com.